Exhibit 12.1

Endurance Specialty Holdings Ltd.

Statement regarding computation of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	(Unaudited) Nine months ended September 30,
			Fiscal Year Ended December 31,
	2011		2010	2009	2008	2007	2006
	(U.S. dollars in thousands)
Income (loss) before income taxes	(86,254)		371,898	524,696	89,063	542,069	527,959
Fixed Charges	46,525		54,394	49,863	49,348	50,000	48,870

Sub-Total	(39,729)		426,292	574,559	138,411	592,069	576,829

Less: Preferred dividends	15,938		15,500	15,500	15,500	15,500	15,500

Total Earnings (Loss)	(55,667)		410,792	559,059	122,911	576,569	561,329

Fixed Charges

Interest Expense	27,166		34,762	30,174	30,171	30,125	30,041
Debt Issuance Costs Amortized	354		432	389	311	974	522
1/3rd of Payments under Operating Leases (2)	3,067		3,700	3,800	3,367	3,401	2,807

Total Fixed Charges	30,587		38,894	34,363	33,848	34,500	33,370

Preferred dividends	15,938		15,500	15,500	15,500	15,500	15,500

Total Fixed Charges and Preferred Dividends	46,525		54,394	49,863	49,348	50,000	48,870

Ratio of Earnings to Fixed Charges	NM		10.56	16.27	3.63	16.71	16.82

Ratio of Earnings to Combined Fixed Charges & Preferred Dividends	NM		7.55	11.21	2.49	11.53	11.49

Deficiency—Earnings to Fixed Charges	(86,254	)(1)	n/a	n/a	n/a	n/a	n/a

Deficiency—Earnings to Combined Fixed Charges and Preferred Dividends	(102,192	)(1)	n/a	n/a	n/a	n/a	n/a

Notes:

(1)	For the nine months ended September 30, 2011, earnings were insufficient to cover fixed charges by $86.3 million and combined fixed charges and preferred dividends by $102.2 million.
(2)	33.3% represents a reasonable approximation of the interest factor.